EXHIBIT 1
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FOR IMMEDIATE RELEASE                                               30 June 2003

                                       WPP

                      ANNUAL GENERAL MEETING TRADING UPDATE
                          FOR FIRST FIVE MONTHS OF 2003


                      CONSTANT CURRENCY REVENUES UP OVER 1%

                       LIKE-FOR-LIKE REVENUES ALMOST FLAT

                      OPERATING MARGINS IN LINE WITH BUDGET

The following statement was made by the Chairman at the Company's 31st Annual General Meeting held in London at noon today:

"First, a few comments on current trading over the first five months of 2003. 2003 continues to be another difficult year although better than 2002. However, there are signs of stabilisation in the advertising and marketing services industry, particularly in the United States. The prospects for 2004, when the so-called quadrennial factors operate, do give cause for a little more medium-term optimism.

On a reportable basis, worldwide revenues were down over 3% as sterling strengthened against the dollar and the Japanese yen, but weakened comparatively less against the Euro. Constant currency revenues were up over 1%.

Geographically, again on a constant currency basis, revenues in North America were up almost 2%. In Europe, the trend was divergent, with the UK down over 3%, and Continental Europe up over 3%. Asia Pacific, Latin America, Africa and the Middle East were up over 2%.

By sector, advertising and media investment management revenues were up over 3%, information, insight and consultancy up almost 4%, public relations and public affairs down almost 4% and branding and identity, healthcare and specialist communications down over 1%.

On a like-for-like basis, excluding the impact of acquisitions and excluding the impact of currency, revenues were almost flat. As a comparative guide this like-for-like or organic growth rate is conservatively calculated on a proforma basis, including discontinued operations, which the Company continues to believe is the most appropriate methodology. Like-for-like revenues were down 6% in the calendar year 2002.

Despite continuing global geo-political and economic issues the United States has now shown positive like-for-like growth for the last quarter of 2002 and the first five months of 2003. The United Kingdom continues to disappoint with revenues declining in the first five months of 2003. However, Continental Europe, Asia Pacific, Latin America, Africa and the Middle East continue to grow, probably against the market, thus increasing our market share.

Our public relations and public affairs businesses are still being most impacted by the slowdown and to a lesser extent branding and identity, healthcare and specialist communications, although


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healthcare and direct have been more resilient. Advertising and media investment management has been less affected and information, insight and consultancy continues to show the most resilience.

The Group's operating companies significantly reduced their operating costs during 2002 and have continued their efforts to adjust staff and discretionary costs to revenues in the first five months of 2003. Operating margins in the first five months are in line with budget, which indicated a full year improvement of up to one margin point. The Company continues to make significant progress in winning new business from existing and new clients, ranking top in the CSFB new business survey for the first quarter of 2003, both absolutely and relatively.

The Group's financial strategy continues to be focused on three objectives: increasing operating profit by 10 - 15% per annum; increasing operating margins by up to 1.0 margin points or more per annum, depending on the level of revenue growth; and reducing staff cost to revenue ratios by up to 0.6 margin points per annum, again depending on the level of revenue growth.

Currently surplus cash flow amounts to over (pound)400 million per annum. Alternatives for the use of this cash flow are debt reduction, capital expenditure, acquisitions, dividends and share buy-backs. Capital expenditure, mainly on information technology and property, is broadly in line with depreciation. The Company continues to make small- to medium-sized acquisitions or investments in high growth geographical or functional areas. The Company's current offer for Cordiant Communications Group plc (Cordiant), a medium sized acquisition totalling approximately (pound)265 million, strengthens the Company's services with existing clients and in Asia, below-the-line marketing, healthcare and branding, identity and design.

In the first five months of this year, acquisitions apart from Cordiant have been concentrated geographically in advertising and media investment management in the United Kingdom, China, Germany, Italy, South Korea and Switzerland; in information, insight and consultancy in the USA, the UK and Portugal; and in healthcare in the USA.

Your Board also continues to focus on balancing the option between increasing the dividend pay-out ratio and share buy-backs, and has continued a rolling share repurchase programme aimed at buying in up to 2% of the outstanding share capital each year. So far this year, this has resulted in the purchase of 5.6 million shares at a total cost of (pound)20.2 million and an average cost of (pound)3.60 per share.

Professionally, the parent company's objectives continue to be to encourage greater co-ordination and co-operation between Group companies, where this will benefit our clients and our people, and to improve our creative product. As both multi-national and national clients seek to expand geographically while at the same time seeking greater efficiencies, the Group is uniquely placed to deliver added value to clients with its coherent spread of functional and geographic activities.

To these ends we continue to develop our parent company talents in five areas: in human resources, with innovative recruitment programmes, training and career development, and incentive planning; in property, which includes radical re-design of the space we use to improve communication as well as the utilisation of surplus property; in procurement, to ensure we are using the Group's considerable buying power to the benefit of our clients; in information technology, to ensure that the rapid improvements in technology and capacity are deployed as quickly and effectively as possible; and finally in practice development where cross-brand or cross-tribe approaches are being developed in a number of product or service areas: media investment management, healthcare, new technologies, new markets, privatisation, internal communications, retailing, financial services, entertainment and media, and hi-tech.


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In addition,  we seek to improve our creative  product,  in as broadly a defined sense as possible, by recruiting excellent outside talent, acquiring outstanding creative businesses, recognising and celebrating creative success and pursuing creative awards.

It is very easy, when reporting large numbers and significant achievements, to forget one of the essential truths of our business.

More than in any other major sector I can think of, success in this sector is dependent on the wit, intelligence, imagination and enterprise of individual men and women.

Our clients value us for our ability to understand and contribute to their objectives; and then to apply to those objectives, the alchemy of ideas. The sort of ideas that can make the investment of a hundred dollars deliver a return of three or four times that much.

So yes, we have great companies. And yes, increasingly, they work in successful partnership.

But ideas are born in the minds of individuals. And, for me, one of the great delights of our trade is the fact that it is individual men and women, individual minds, individual brains and individual imaginations, that, in aggregate, make up the sum of your company's achievements.

May I therefore finish by turning the spotlight on those 62,000 individuals who work for WPP companies around the world. For three years now, they've been challenged as never before. And for three years now, they have responded magnificently.

On your behalf, and on behalf of the board, we thank them, salute them - and devoutly wish them a more benign tomorrow.

For further information, please contact:

Sir Martin Sorrell
Feona McEwan                   Tel:  44 (0) 20 7408 2204

www.wpp.com


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